525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax...... Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct 312.577.8733 fax

October 19, 2009

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Form S-3/A
Filed September 28, 2009
File No. 333-160648

Dear Mr. Riedler:

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated October 14, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, initially filed with the Commission on July 17, 2009, Amendment No. 1 thereto filed with the Commission on August 27, 2009, and Amendment No. 2 thereto filed with the Commission on September 28, 2009.  For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate.  Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”) is being filed via EDGAR concurrently herewith.

General

1.	Please file as exhibits to your registration statement or incorporate by reference the Securities Purchase Agreement and the Registration Rights Agreement related to the Series D preferred stock.

Response:  The Company incorporated by reference the Securities Purchase Agreement and Registration Rights Agreement related to the Series D preferred stock to the Form 8-K filed with the Commission on March 30, 2009 as Exhibits 10.1 and 10.2 to Amendment No. 2. Amendment No. 3 continues to incorporate these documents by reference as exhibits.

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LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

October 19, 2009

Payments to the Investor and Affiliates

2.
To the extent that a maximum payment amount is ascertainable with respect to any of the potential sinking fund and liquidated damages obligations set forth in your revised disclosure, please include such amount in the calculations set forth in the Payments to Selling Stockholders table on page 15.  For instance, the Series  D Registration Rights Agreement caps maximum aggregate liquidated damages payable to each holder at 15% of the aggregate subscription amount paid by such selling stockholder.  Such aggregate potential payment amount and any others that are currently determinable should be set forth in the calculations included in the table. For purposes of clarity, you may elect to include a separate column or columns in the table setting forth potential payments and a revised calculation of the total aggregate amount taking into consideration potential payments.  Please also revise the table on page 20 of your amended filing setting forth the potential profits for selling stockholders.

Response:  The only payment amount relating to the sinking fund or liquidated damages that is ascertainable is the example referenced in Comment No. 2 (i.e., the cap of 15% of the aggregate subscription amount contained in the Registration Rights Agreements). In compliance with the Staff’s comment, the Company has reflected this potential payment in the Payments to Selling Stockholders table in Amendment No. 3. The Company has also revised the table on page 20 of Amendment No. 3 to reflect this potential payment amount.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

Ram Padmanabhan

cc: Michael Fonstein
      Nandini Acharya

Enclosures